SEC

20008396

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-30302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sycamore Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2713 Rockford Lane
(No. and Street)

Kokomo	Indiana	46902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Weinzapfel — 812 474-1016 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Craig Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sycamore Financial Group, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANITA L. FAULKNER
Howard County
My Commission Expires
February 28, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sycamore Financial Group, Inc.

Report on Audit of Financial Statements

December 31, 2019

THOMAS FAUST, CPA
Certified Public Accountant

SYCAMORE FINANCIAL GROUP, INC.

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sycamore Financial Group, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Sycamore Financial Group, Inc., as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Sycamore Financial Group, Inc. as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sycamore Financial Group, Inc.'s management. My responsibility is to express an opinion on Sycamore Financial Group, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Sycamore Financial Group, Inc, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Sycamore Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Sycamore Financial Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC

d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 27, 2020

SYCAMORE FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

ASSETS		
Cash and cash equivalents	$	230,570
Investment securities		1,622,769
Commissions receivable		1,126,169
Office furniture, fixtures and equipment, net of accumulated depreciation		-
TOTAL ASSETS		2,979,508

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses		21,155
TOTAL LIABILITIES		21,155
STOCKHOLDERS' EQUITY		
Common stock (10,000 shares authorized; 4,392 shares issued and outstanding)		43,897
Additional paid in capital		27,300
Treasury stock (790 shares)		(22,257)
Retained earnings		2,909,413
TOTAL STOCKHOLDERS' EQUITY		2,958,353
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,979,508

SYCAMORE FINANCIAL GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE		
Fees from account supervision, investment advisory and admin services	$	4,328,291
Securities commissions		31,782
Revenue from sale of investment company shares		15,364
Gains or losses on firm securities investment accounts		293,258
Other revenue		81,239
TOTAL REVENUE		4,749,934
EXPENSES		
Employee compensation, commissions and benefits		1,195,739
Rent - Occupancy		80,644
Depreciation and amortization		12,285
Promotional expenses		24,317
Property taxes		11,054
Other operating expenses		460,007
TOTAL EXPENSES		1,784,046
NET INCOME	$	2,965,888

SYCAMORE FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
BEGINNING BALANCE	$ 43,897	$ 27,300	$ (22,257)	$ 2,443,525	$ 2,492,465
Net Income	-	-	-	2,965,888	2,965,888
Stockholders' distributions	-	-	-	(2,500,000)	(2,500,000)
ENDING BALANCE	$ 43,897	$ 27,300	$ (22,257)	$ 2,909,413	$ 2,958,353

SYCAMORE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 2,965,888
Adjustments to reconcile net income to net cash provided by	
Operating activities:	
Depreciation and amortization	12,285
Unrealized gain on investment securities	(256,553)
(Increase) decrease in operating assets:	
Commissions receivable	(130,949)
Fixed assets	(12,285)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(6,956)
Net Cash Provided by Operating Activities	2,571,430
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investments	(142,522)
Sale of investments, net	17,548
Net Cash Provided By Investing Activities	(124,974)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder distributions	(2,500,000)
Net Cash Used in Investing Activities	(2,500,000)
NET INCREASE IN CASH	(53,544)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	284,114
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 230,570

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Sycamore Financial Group, Inc. (the Firm) was formed in 1983 as a corporation in the state of Indiana, located in Kokomo, Indiana. The Firm is a securities brokerage firm. Currently the Firm does not self-carry any securities accounts except through their correspondents, Hilltop Securities and Folio Institutional. The Firm also deals directly with certain firms for mutual funds, unit trusts, gold and silver. The Firm maintains no physical securities, client cash or margin accounts. The Firm has branch offices in Anderson, Indiana and Reston, Virginia which run all of their transactions through the Kokomo office.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2019.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm holds some of its cash in an account that is not FDIC insured. The remaining cash is in an FDIC insured account and at times, the balance may exceed FDIC insured limits.

e. Commissions and Fees Receivable—Commissions and Fees Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

f. Revenue Recognition—The Firm earns wealth management and investment brokerage fees from its contracts with customers to manage assets for investment, and or to transact on their accounts. These fees are primarily earned over time as the Firm provides the contracted quarterly services and are generally assessed based on an agreed upon rate of the market value of the assets under management. Fees that are transaction based are recognized at the point in time that the transaction is executed.

   In May 2014, FASB issued ASU 2014-19, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize when the performance obligation is met

NOTE 2: COMMISSION AND FEES RECEIVABLES

Receivables from brokers represent advisory fees due and accrued to the Firm from their correspondents. At December 31, 2019, receivables were $1,126,169.

NOTE 3: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2019.

The firm's federal and state income tax returns for 2016 through 2019 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 4: INVESTMENT SECURITIES

The Firm has investment equity securities which are stated at current fair market value. These equity securities are all classified as Level 1 assets in the fair value hierarchy established in FASB 157. These securities are valued at quoted prices for identical assets in active markets. Increases or decreases in market value are reflected in the income statement.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: TRANSACTIONS WITH RELATED PARTY

The Firm leases office space located at 2713 Rockford Lane in Kokomo, Indiana from a stockholder of the Firm under an operating lease. The rental rate per square foot of space is at market value for the geographic area. The lease contains a provision for annual renewals with the same terms and conditions except for the rental rate. Future renewals rates will reflect changes in the CPI or will be based on mutually agreed upon amounts. The Company paid $66,000 in rent for the year ended December 31, 2019.

The Firm subleases part of the space to other professionals on a year-to-year basis. Both the rental payments made and sublease rental payments received are shown separately. The Firm received rental income from the sub-lease of $18,422 for the year ended December 31, 2019.

The Firm leases office space located at 800 Main Street in Anderson, Indiana. The rental rate per square foot of space is at market value for the geographic area. Rent expense was $6,720 on this lease for the year ended December 31, 2019.

NOTE 7: SELF-INSURED

During 2003 the Firm made the decision to self-insure and did not renew its insurance policy for errors and omissions. Representation has been made by management that they are not aware on any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Statement of Financial Accounting Standards No. 5.

NOTE 8: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2019, net capital as defined by the rules, equaled $2,708,836. The ratio of aggregate indebtedness to net capital was 0.78%. Net capital in excess of the minimum required was $2,658,836.

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2019. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

SYCAMORE FINANCIAL GROUP, INC.

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	2,958,353
less nonallowable assets from Statement of Financial Condition		-
Net capital before haircuts on securities positions		2,958,353
Haircuts on securities		(249,517)
Net Capital	$	2,708,836
Aggregate Indebtedness	$	21,155
Net capital required based on aggregate indebtedness (6-2/3%)		1,411
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	2,658,836
COMPUTATION OF AGGREGATE REQUIREMENTS		
(A) - 10% of total aggregate indebtedness		2,116
(B) - 120% of minimum net capital requirement		60,000
Net Capital less the greater of (A) or (B)	$	2,648,836
Percentage of Aggregate Indebtedness to Net Capital		0.78%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2019, there were no material differences between audited net capital above and the net capital as reported on the Firm's Part I (Unaudited) FOCUS report.

SYCAMORE FINANCIAL GROUP, INC.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2019

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Sycamore Financial Group, Inc. is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii).

SYCAMORE FINANCIAL GROUP, INC.
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2019

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Sycamore Financial Group, Inc. is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii).

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors and Stockholders
Sycamore Financial Group Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Sycamore Financial Group Inc. and the SIPC, solely to assist you and SIPC in evaluating Sycamore Financial Group Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Sycamore Financial Group Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Sycamore Financial Group Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the Sycamore Financial Group Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 27, 2020

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Sycamore Financial Group Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Sycamore Financial Group Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(2)(i) and (k)(2)(ii), and (2) Sycamore Financial Group Inc. stated that Sycamore Financial Group Inc. to the best of their knowledge has met the above exemption provisions without exception for the year ended December 31, 2019. Sycamore Financial Group Inc.'s management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph and (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC

d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 27, 2020

Sycamore Financial Group
INVESTMENT SECURITIES
Serving Investors Since 1983

February 21, 2020

Thomas Faust
Lafayette, Indiana

Dear Mr. Faust,

RE: Exemption Statement 15c-3-3
Sycamore Financial Group is a $50,000 minimum net capital non-carrying, non-clearing

broker/dealer and is exempt fiom the reserve requirements, with exemptions, according to rule 15 c3-3(k) (2) (i i) and also rule 15c3-3(k)(2)(i).
To the best of my knowledge Sycamore Financial Group has met the above exemption provisions without exception for the yea ren ded December 31 ,2019.

Craig Smith

Kokomo, Indiana (765)455-1554
Anderson, Indiana (765)643-9333
Reston, Virginia (765)201-4758
Member: FINRA, SIPC
www.sycamoreweb.com